EXHIBIT 3(i)(d)

CERTIFICATE OF AMENDMENT

TO CERTIFICATE OF INCORPORATION

Sino-Biotics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST:  That the Board of Directors of the Corporation approved and adopted by written consent a resolution to amend the Articles of Incorporation of said corporation.  The resolution setting forth the proposed amendment is as follows:

NOW THEREFORE, IT IS HEREBY RESOLVED that the Certificate of Incorporation shall be amended by deleting in its entirety the first paragraph of Article V, and replacing it with the following as the first paragraph of Article V:

 “The aggregate number of shares of stock which the Corporation is authorized to issue is 40,000,000 shares of capital stock, of which 35,000,000 shares shall be designated as Common Stock, at $0.001 par value per share, and 5,000,000 shares shall be designated as Preferred Stock, at $0.01 par value per share.”

SECOND:  The Corporation has not received any payment for any of its stock.

THIRD:  The amendment of the Certificate of Incorporation of the Corporation was duly adopted, pursuant to the provisions of Section 241 of the General Corporation Law of the State of Delaware by Curtis Hunsinger, sole Director of the Corporation.

IN WITNESS WHEREOF, Sino-Biotics, Inc. has caused this Certificate to be executed, effective this 21st day of July, 2005.

SINO-BIOTICS, INC.

By:

/s/   Curtis Hunsinger

Curtis Hunsinger , President and Sole Director